EXHIBIT 12

Baxter International Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(unaudited — in millions, except ratios)

years ended December 31	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$4,954	$428	$490	$375	$703
Fixed charges
Interest costs(1)	107	197	237	225	165
Estimated interest in rentals(2)	58	70	83	71	67
Fixed charges as defined	165	267	320	296	232
Adjustments to income from continuing operations
Interest costs capitalized	(18)	(51)	(70)	(70)	(52)
Net (gains) losses of less than majority-owned affiliates, net of dividends	2	(1)	(19)	(1)	1
Income from continuing operations as adjusted	$5,103	$643	$721	$600	$884
Ratio of earnings from continuing operations to fixed charges	30.93	2.41	2.25	2.03	3.81

(1)	Excludes interest on uncertain tax positions.
(2)	Represents the estimated interest portion of rents.